

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 23, 2016

David R. Emery
Chairman and Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

     Re: **Black Hills Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed February 25, 2016
             Form 10-Q for Fiscal Quarter Ended June 30, 2016
             Filed August 5, 2016
             Amendment No. 1 to Form 8-K Filed March 18, 2016
             File No. 1-31303

Dear Mr. Emery:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Consolidated Balance Sheets, page 127

1. Please tell us whether there are any items included in other current assets that exceed five percent of total current assets. If so, please state separately, in the balance sheets or in the notes thereto, any item in excess of five percent of total current assets. Refer to Rule 5-02.8 of Regulation S-X.

(12) Stock, page 165

2. Please tell us your consideration to disclose the weighted-average grant date fair value for stock options pursuant to ASC 718-10-50-2(c)(2). Please also tell us your consideration

to disclose the method and assumptions used to estimate the fair value of stock options pursuant to ASC 718-10-50-2(f).

3. Please disclose in future filings your accounting policy with respect to stock-based compensation.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Notes to Condensed Consolidated Financial Statements

(2) Acquisition

Acquisition of SourceGas

Seller's non-controlling interest, page 16

4. We note your disclosure that one of the sellers retained 0.5% of the outstanding equity interest of SourceGas under the terms of the purchase agreement, and the agreement contains both a call option to purchase the remaining interest and a put option to sell the retained interest. It appears that the purchase price allocation includes 100% of SourceGas net assets and the value of the 0.5% equity interest is reflected as Redeemable NCI. Please clarify for us and disclose how you accounted for the NCI and the related call and put options. In doing so, please also tell us whether the exercise price for the call and put options are fixed and similar or not significantly different. Refer to ASC 480-10-55-59 through 55-62.

Amendment No. 1 to Form 8-K Filed March 18, 2016

Exhibit 99.2

(4) Pro Forma Allocation of Purchase Price, page 7

5. While we understand that the non-controlling interest is subject to valuation adjustments that have not been made, please tell us your consideration to disclose the equity interest of SourceGas acquired by the company and retained by the seller, and to disclose the non-controlling interest call and put options contained in the purchase agreement.

(5) Pro Forma Adjustments, page 9

6. Please tell us and disclose in future filings how you determined the estimated fair value of the long-term gas supply contract held by SourceGas' non-regulated subsidiary in pro forma adjustment (J) on page 12.

7. Please tell us the nature of the one-time and non-recurring expense associated with the acquisition in pro forma adjustment (L) on page 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products